Stuart M. Strauss
                                               Partner

                                               DIRECT TEL  +1 212 878 4931
                                               DIRECT FAX  +1 212 878 8375
                                               stuart.strauss@cliffordchance.com




September 12, 2005

Mr. Christian T. Sandoe
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      PowerShares Exchange-Traded Fund Trust
         (File Nos. 333-102228 and 811-21265)

Dear Mr. Sandoe:

Thank you for your telephonic comments regarding the registration statement on Form N-1A (the "Registration Statement") for the PowerShares Dividend Achievers(TM) Portfolio, PowerShares High Growth Rate Dividend Achievers(TM) Portfolio and PowerShares International Dividend Achievers(TM) Portfolio (together, the "Funds"), three separate exchange-traded index funds of the PowerShares Exchange-Traded Fund Trust (the "Trust"), filed with the Securities and Exchange Commission (the "Commission") on June 9, 2005. Below, we describe the changes we have made to the Registration Statement in response to the staff's comments and provide the information you requested.

The Trust has considered your comments and has authorized us to make on its behalf the responses and changes discussed below to the Trust's Registration Statement. These changes will be reflected in Post-Effective Amendment No. 45 to the Trust's Registration Statement, which will be filed on EDGAR.

                                   Prospectus

PowerShares Dividend Achievers(TM) Portfolio, page 5; PowerShares High Growth Rate Dividend Achievers(TM) Portfolio, page 11; PowerShares International Dividend Achievers(TM) Portfolio, page 18

     Comment 1. Please clarify the 80% policy of each Fund so that it is consistent with each Fund's 90% policy.

          Response 1: We have revised the disclosure accordingly.

PowerShares Dividend Achievers(TM) Portfolio, page 5

     Comment 2. Please revise the statement under "Mergent Index Methodology" to state that a company must have raised its annual regular cash dividend for at least each of the last 10 consecutive fiscal years as stated under "Principal Investment Strategies" above to be eligible for inclusion in the Index.

          Response 2: We have revised the disclosure accordingly.

PowerShares Dividend Achievers(TM) Portfolio, page 5; PowerShares High Growth Rate Dividend Achievers(TM) Portfolio, page 11; PowerShares International Dividend Achievers(TM) Portfolio, page 18

     Comment 3. If the Funds will invest primarily in small and medium-sized companies, please indicate as such in the summary.

          Response 3: We have revised the disclosure accordingly.

PowerShares Dividend Achievers(TM) Portfolio--Index Rebalancing, page 6

     Comment 4. Please note when the Fund will be rebalanced.

          Response 4: We have included the requested disclosure.

PowerShares  Dividend  Achievers(TM)  Portfolio--Fee  Table, page 7; PowerShares
High  Growth  Rate  Dividend   Achievers(TM)   Portfolio--Fee  Table,  page  13;
PowerShares International Dividend Achievers(TM) Portfolio--Fee Table, page 20

     Comment 5. Please revise the disclosure to note that the expenses borne by the Adviser are subject to reimbursement by the Fund up to three years from the date that the fee or expense was incurred or, alternatively, provide a FAS 5 analysis, specifically noting the facts and circumstances relating to the five year expense reimbursement.

          Response 5: The disclosure has been revised to note that the expenses borne by the Adviser are subject to reimbursement by the Fund up to three years from the date that the fee or expense was incurred.

Management of the Funds, page 26

     Comment 6. Please note how long Mr. Southard has been with each Fund in addition to the disclosure that states how long he has been with the Adviser.

          Response 6: We have included the requested disclosure.

     Comment 7. Please include disclosure in the prospectus that states that the discussion of the approval of the investment advisory agreement is available in the Trust's Semi-Annual or Annual Report.

          Response 7: Because the Funds are new portfolios of the Trust, the discussion of the approval of the investment advisory agreement has not been included in the Trust's Semi-Annual or Annual Report. Therefore, at this time the discussion of the approval of the investment advisory agreement will be appropriately included in the Funds' Statement of Additional Information.

Net Asset Value, page 32

     Comment 8. Please include a discussion of the specific circumstances under which price quotations would not be readily available.

          Response 8: We have included the requested disclosure.

                       Statement of Additional Information

Management, page 11

     Comment 9. Please list the term of office of each of the Trustees.

          Response 9: We have included the requested disclosure.

Management, page 13

     Comment 10. Please include the dollar range of equity securities held by each Trustee in each of the Funds, in addition to the dollar range of equity securities held by each Trustee in the Trust.

          Response 10: We have included the requested disclosure.

Portfolio Manager, page 15

     Comment 11. Please confirm that the portfolio manager disclosure included in the Statement of Additional Information complies with the requirements of Item 15(b) of Form N-1A.

          Response 11: We believe that the current portfolio manager disclosure included in the Funds' Statement of Additional Information complies with the requirements of Item 15(b) of Form N-1A.

Portfolio Holdings Policy, page 22

     Comment 12. Identify each entity with which the Trust has an ongoing policy to disclose portfolio holdings; who authorizes the disclosure of portfolio holdings; who is responsible for the oversight and monitoring of the disclosure; who ensures that third parties comply with existing agreements; and note that this disclosure is in the best interests of the Trust's shareholders.

          Response 12: The current disclosure states that each Fund's portfolio holdings are publicly disseminated each day that the Fund is open for business. Therefore, we respectfully acknowledge your comment, but believe that the current disclosure is appropriate.

                                      * * *

In addition, we are authorized by our client to acknowledge the following on its behalf:

o the action of the Commission or the staff in declaring the Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement;

o the action of the Commission or the staff in declaring the Registration Statement effective does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

o the Trust may not assert the action of the Commission or the staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-4931 or Allison
M. Harlow at (212) 878-4988. Thank you.


Sincerely yours,

/s/ Stuart M. Strauss

Stuart M. Strauss